February 14, 2011 Medium-Term Notes, Series D No. 2011-MTNDD0722 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset on the valuation date. The PLUS are not principal protected. The PLUS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the PLUS are subject to the credit risk of Citigroup Inc.
FINAL TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$5,000,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	February 14, 2011
Original issue date:	February 17, 2011
Maturity date:	February 20, 2013
Underlying index:	S&P 500® Index
Payment at maturity:
If the final index value is greater than the initial index value,
•      $10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
•      $10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$12.80 per PLUS (128% of the stated principal amount)
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	500%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,332.32, the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	February 14, 2013, subject to postponement for non-index business days and certain market disruption events.
CUSIP:	17316G370
ISIN:	US17316G3700
Listing:	The PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per PLUS	$10.000000	$0.028125	$9.971875
Total	$5,000,000.00	$14,062.50	$4,985,937.50
(1) Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the PLUS, will receive an underwriting fee of $0.028125 from Citigroup Funding for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.028125 for each PLUS they sell.  See “Fact Sheet—Fees and selling concessions.”

Investing in the PLUS involves a number of risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and related PLUS product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

PLUS Product Supplement filed on February 14, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511035559/d424b2.htm
Prospectus Supplement filed on February 11, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm
Prospectus filed on February 11, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311012878/x89392e424b2.htm

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Investment Overview
Performance Leveraged Upside Securities
The PLUS Based on the Value of the S&P 500® Index due February 20, 2013 (the “PLUS”) can be used:
■	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index
■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario
■
To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

The PLUS are exposed on a 1:1 basis to the negative performance of the S&P 500® Index. There is no minimum payment at maturity on the PLUS.

Maturity:	Approximately 2 years

Principal protection:	None

Leverage factor:	500%

Maximum payment at maturity:	$12.80 per PLUS (128% of the stated principal amount)

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on February 14, 2011:

Bloomberg Ticker Symbol:	SPX

Current Value:	1,332.32

52 Weeks Ago (on 2/12/2010):	1,075.51

52 Week High (on 2/14/2011):	1,332.32

52 Week Low (on 7/2/2010):	1,022.58

Underlying Index Historical Performance – Daily Closing Values January 3, 2006 to February 14, 2011

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This approximately 2-year investment offers 500% leveraged upside on the positive performance of the underlying index, subject to a maximum payment at maturity of $12.80 per PLUS (128% of the stated principal amount).

Investors can use the PLUS to leverage returns by a factor of 500% up to the maximum payment at maturity, while maintaining similar downside risk as a direct investment in the underlying index.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of performance.
Best-Case Scenario
The underlying index increases in value and, at maturity, the PLUS are redeemed for the stated principal amount of $10 plus 500% of the index percent increase, subject to a maximum payment at maturity of $12.80 per PLUS (128% of the stated principal amount).

Worst-Case Scenario
The underlying index declines in value and, at maturity, the PLUS are redeemed for less than the stated principal amount by an amount proportionate to the decline. This amount will be less than the $10 stated principal amount and could be zero.

Summary of Selected Key Risks (see page 9)

■	No guaranteed return of principal.

■	No interest payments.

■	Historically, the value of the underlying index has been volatile.

■	The appreciation potential of the PLUS is limited by the maximum payment at maturity.

■	Potential for a lower comparable yield.

■
The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index and the stocks composing the underlying index, and you may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

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The PLUS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PLUS, and any actual or anticipated change to its credit ratings and credit spreads may adversely affect the market value of the PLUS.

■	Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index.

■	Adjustments to the underlying index could adversely affect the value of the PLUS.

■	The PLUS will not be listed on any securities exchange and secondary trading may be limited.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The calculation agent, which is an affiliate of ours, will make determinations with respect to the PLUS.

■	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS.

■	The U.S. federal income tax consequences of an investment in the PLUS are unclear.

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Citigroup Funding Inc., will pay no interest, do not guarantee any return of principal at maturity and are subject to the terms described in the accompanying PLUS product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more than, equal to or less than the stated principal amount based upon the closing value of the underlying index on the valuation date. The PLUS do not guarantee any return of principal at maturity. The PLUS are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Notes program. All payments on the PLUS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PLUS.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
February 14, 2011	February 17, 2011	February 20, 2013
Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Principal protection:	None
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Issue price:	$10 per PLUS
Aggregate principal amount:	$5,000,000
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:
If the final index value is greater than the initial index value,
•      $10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
•      $10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$12.80 per PLUS (128% of the stated principal amount)
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	500%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,332.32, the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	February 14, 2013, subject to postponement for non-index business days and certain market disruption events.
Risk factors:	Please see “Risk Factors” beginning on page 9.

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	17316G370
ISIN:	US17316G3700
Tax considerations:
Each holder, by purchasing a PLUS, agrees to treat it as a prepaid forward contract for U.S. federal income tax purposes.  There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it.

Assuming this treatment of the PLUS is respected and subject to the discussion in “Certain United States Federal Income Tax Considerations” in the accompanying PLUS product supplement, the following U.S. federal income tax consequences should result under current law:

•     A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

•     Upon sale, exchange or settlement of a PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Under current law, Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or retirement of their PLUS.  Special rules apply to Non-U.S. Holders who are present in the United States for 183 days or more in a taxable year or whose gain on their PLUS is effectively connected with the conduct of a U.S. trade or business.

In 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. persons considering an investment in the PLUS should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying PLUS product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index, any component stocks of the underlying index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could have increased the value of the underlying index, and, accordingly, potentially increased the initial index value, and, therefore, increased the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the PLUS as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the PLUS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the PLUS or (B) its acquisition and holding of the PLUS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PLUS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the PLUS product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the PLUS, will receive an underwriting fee of $0.028125 from Citigroup Funding for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.028125 for each PLUS they sell.  Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the PLUS distributed by such dealers.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PLUS declines. You should refer to “Risk Factors” below and “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in the PLUS product supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the PLUS will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the PLUS, either directly or indirectly, without the prior written approval of the customer.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or its principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

This pricing supplement represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying PLUS product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the closing value of the underlying index. The graph is based on the following terms:

Stated principal amount:	$10

Leverage factor:	500%

Maximum payment at maturity:	$12.80 per PLUS (128% of the stated principal amount)

PLUS Payoff Diagram

How it works

■
If the final index value is greater than the initial index value, investors will receive the $10 stated principal amount plus 500% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 105.60% of the initial index value. Based on the terms above:

•	If the underlying index appreciates 5%, investors would receive a 25% return, or $12.50 per PLUS.

•	If the underlying index appreciates 40%, investors will receive only the maximum payment at maturity of 128% of the stated principal amount, or $12.80 per PLUS.

■
If the final index value is less than or equal to the initial index value, investors will receive an amount that is less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

•	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $9.00 per PLUS at maturity, or 90% of the stated principal amount.

•	If the underlying index depreciates 50%, investors would lose 50% of their principal and receive only $5.00 per PLUS at maturity, or 50% of the stated principal amount.

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the closing value of the underlying index on the valuation date, as determined as follows:

If the final index value is greater than the initial index value:

$10 + Leveraged Upside Payment;

In no event will the leveraged upside payment result in a payment at maturity greater than a maximum payment at maturity of $12.80 per PLUS (128% of the stated principal amount).

If the final index value is less than or equal to the initial index value:

($10  X  Index Performance Factor)

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10 and could be zero. There is no minimum payment at maturity on the PLUS.

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying PLUS product supplement and “Risk Factors” in the related prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

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PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest and do not guarantee the return of any of the stated principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index. There is no minimum payment at maturity on the PLUS, and, accordingly, you could lose your entire investment.

■
Volatility of the underlying index. Historically, the value of the underlying index has been volatile. From January 3, 2006 to February 14, 2011, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the closing value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of your investment in the PLUS.

■
The appreciation potential of the PLUS is limited by the maximum payment at maturity. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $12.80 per PLUS, or 128% of the stated principal amount.  Although the leverage factor provides 500% exposure to any increase in the final index value over the initial index value, because the payment at maturity will be limited to 128% of the stated principal amount, any increase in the final index value over the initial index value by more than 5.60% of the initial index value will not increase the return on the PLUS.

■
Potential for a lower comparable yield. The PLUS do not pay any periodic interest. As a result, if the final index value does not increase sufficiently from the initial index value, the effective yield on the PLUS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

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The market price of the PLUS will be influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility (frequency and magnitude of changes in value or price) and dividend yield of the underlying index and the stocks composing the underlying index, interest and yield rate levels in the market, time remaining until the PLUS mature, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the final index value and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” below.  You may receive less, and possibly significantly less, than the stated principal amount of the PLUS if you try to sell your PLUS prior to maturity.

■
The PLUS are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the PLUS. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the PLUS, to pay all amounts due on the PLUS at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The PLUS are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the PLUS, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the PLUS.

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Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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Adjustments to the underlying index could adversely affect the value of the PLUS. The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The PLUS will not be listed on any securities exchange and secondary trading may be limited. The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. Citigroup Global Markets may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will

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500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the PLUS, as well as the cost of hedging our obligations under the PLUS. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the PLUS or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the PLUS product supplement.

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The calculation agent, which is an affiliate of ours, will make determinations with respect to the PLUS. Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. has determined the initial index value, will determine the final index value and the index percent increase or index performance factor, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of discontinuance of the underlying index, may adversely affect the payout to you at maturity.

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Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS. One or more of our affiliates have hedged our obligations under the PLUS and have carried out hedging activities related to the PLUS (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have potentially increased the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

■
The U.S. federal income tax consequences of an investment in the PLUS are unclear. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the PLUS, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the PLUS are uncertain, and the IRS or a court might not agree with the treatment of the PLUS as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the PLUS, the tax consequences of ownership and disposition of the PLUS might be affected materially and adversely.  As described above under “Tax considerations,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the PLUS.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the PLUS should review carefully the section of the accompanying product supplement entitled "Certain United States Federal Income Tax Considerations" and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

February 2011	Page 10

500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Information about the S&P 500® Index

General. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of February 14, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of February 14, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.55%), Consumer Staples (10.02%), Energy (12.69%), Financials (16.22%), Health Care (10.58%), Industrials (11.24%), Information Technology (18.97%), Materials (3.69%), Telecommunication Services (2.90%) and Utilities (3.14%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PLUS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index. On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

¡	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

¡	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

¡
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

February 2011	Page 11

500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index.

The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

License Agreement. S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the PLUS.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The PLUS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the PLUS. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the PLUS into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the PLUS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

February 2011	Page 12

500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

February 2011	Page 13

500,000 PLUS Based on the Value of the S&P 500® Index due February 20, 2013 Performance Leveraged Upside SecuritiesSM

Historical Information

The following table sets forth the published high and low daily closing values, as well as end-of-quarter daily closing values, of the underlying index for each quarter in the period from January 3, 2006 through February 14, 2011. The closing value of the underlying index on February 14, 2011 was 1,332.32. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical closing values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,067.95	1,067.95
Third Quarter	1,148.67	1,137.09	1,141.20
Fourth Quarter	1,259.78	1,269.75	1,257.64
2011
First Quarter (through February 14, 2011)	1,332.32	1,269.75	1,332.32

Additional Considerations

If no closing value of the underlying index is available on the valuation date, the calculation agent may determine the final index value in accordance with the procedures set forth in the PLUS product supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the final index value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Description of the Notes—Discontinuance of an Underlying Index” and

“—Alteration of Method of Calculation of an Underlying Index” in the PLUS product supplement for more information.

In case of default in payment at maturity of the PLUS, the PLUS will bear interest, payable upon demand of the beneficial owners of the PLUS in accordance with the terms of the PLUS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.25% per annum on the unpaid amount due.

PLUSSM is a service mark of Morgan Stanley. Used under license.
© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

February 2011	Page 14

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus supplement and base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of this document.

Citigroup Funding Inc.

500,000 PLUS Based on the Value of
the S&P 500® Index

Due February 20, 2013
$10 Principal Amount per PLUS
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
February 14, 2011
(Including PLUS Product Supplement Dated February 14, 2011, Prospectus Supplement Dated February 11, 2011 and Prospectus Dated February 11, 2011)

Pricing Supplement	Page

Final Terms	1
Investment Overview	2
S&P 500® Index Overview	2
Key Investment Rationale	3
Summary of Selected Key Risks	3
Fact Sheet	4
How PLUS Work	7
Payment at Maturity	8
Risk Factors	9
Information about the S&P® 500 Index	11
Historical Information	14
Additional Considerations	14

PLUS Product Supplement

Summary Information Q&A	PPS-2
Risk Factors	PPS-8
Description of the Notes	PPS-16
Certain United States Federal Income Tax Considerations	PPS-27
Plan of Distribution; Conflict of Interest	PPS-31
ERISA Matters	PPS-31

Prospectus Supplement

Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution	S-41
ERISA Matters	S-42

Prospectus

Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	9
Citigroup Funding Inc.	10
Use of Proceeds and Hedging	10
European Monetary Union	11
Description of Debt Securities	11
Description of Index Warrants	22
Description of Debt Security and Index Warrant Units	25
Plan of Distribution; Conflicts of Interest	26
ERISA Matters	29
Legal Matters	29
Experts	29